EXHIBIT 2
                                                                      ---------

MANAGEMENT'S REPORT

TO THE SHAREHOLDERS OF WESTERN OIL SANDS INC.,

The accompanying consolidated financial statements and all information in the annual report including the Management's Discussion and Analysis are the responsibility of Management. The consolidated financial statements have been prepared by Management in accordance with the accounting policies described in the notes to the consolidated financial statements. In the opinion of Management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information contained elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has developed and maintains systems of internal controls, policies and procedures in order to provide reasonable assurance as to the reliability of the financial records and the safeguard of assets.

PricewaterhouseCoopers LLP, independent external auditors appointed by the shareholders of the Corporation, review Western's system of internal controls and conduct their work to the extent they deem appropriate. They have examined the consolidated financial statements and have expressed an opinion on the statements. Their report is included with the consolidated financial statements. Western also retains independent petroleum engineering consultants, GLJ Petroleum Consultants Ltd., to conduct independent evaluations or audits of the Corporation's oil and gas reserves.

The Board of Directors of the Corporation has established an Audit Committee consisting of four non-management directors. The Audit Committee reviews with Management and the external auditors any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of Management that may be material for financial reporting purposes. On an annual basis, the Audit Committee meets with the independent petroleum consultants and reviews the Corporation's annual reserve estimates. The Audit Committee meets quarterly to review and approve interim consolidated financial statements prior to their release, as well as annually to review Western's annual consolidated financial statements, Management's Discussion and Analysis and Annual Information Form/Form 40-F, and recommend their approval to the Board of Directors. The external auditors have unrestricted access to the Corporation, the Audit Committee and the Board of Directors.


/s/ James C. Houck                          /s/ David A. Dyck
----------------------------------          ----------------------------------
JAMES C. HOUCK                              DAVID A. DYCK
President and Chief Executive Officer       Senior Vice President, Finance and
                                            Chief Financial Officer
February 22, 2007

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and preparation of our consolidated financial statements for external purposes in accordance with accounting principles generally accepted in Canada. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our consolidated financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of our assets are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control - Integrated Framework.

There was one exclusion from our evaluation. Our 20 per cent undivided working interest in the Alberta Oil Sands Project ("AOSP"), representing 96 per cent of our total Property, Plant and Equipment, 100 per cent of Operating Expenses, 54 percent of Purchased Feedstocks and Transportation, and 64 per cent of Research and Business Development Expense as at and for the year ended December 31, 2006, was excluded from our evaluation as we do not have the ability to dictate or modify this entity internal control over financial reporting, and we do not have the ability, in practice, to assess those controls. However, we have assessed our internal control over financial reporting with respect to the inclusion of our share of the AOSP and its results of operations in our consolidated financial statements.

Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management's  evaluation of the  effectiveness of our internal control over
financial   reporting   as  of  December   31,   2006,   has  been  audited  by
PricewaterhouseCoopers LLP, independent auditors, as stated in their report.



/s/ James C. Houck                          /s/ David A. Dyck
----------------------------------          ----------------------------------
JAMES C. HOUCK                              DAVID A. DYCK
President and Chief Executive Officer       Senior Vice President and Chief
                                            Financial Officer
February 22, 2007

INDEPENDENT AUDITORS' REPORT


TO THE SHAREHOLDERS OF WESTERN OIL SANDS INC.,

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Western Oil Sands Inc. as of December 31, 2006 and an audit of its December 31, 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of Western Oil Sands Inc. (the "Corporation") as at December 31, 2006 and 2005, and the related consolidated statements of operations and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit of the Corporation's consolidated financial statements as at December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Corporation's consolidated financial statements as at December 31, 2005 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit of consolidated financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. A consolidated financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited management's assessment, included in the Management's Report on Internal Control Over Financial Reporting, that the Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the Management's Report on Internal Control Over Financial Reporting, management has excluded the Corporation's undivided working interest in the Athabasca Oil Sands Project (the "AOSP") from its assessment of internal control over financial reporting as of December 31, 2006 because the Corporation does not have the ability to dictate or modify this entity's control over financial reporting, and it does not have the ability, in practice, to assess these controls. AOSP represented 96 per cent of the total Property, Plant and Equipment, 100 per cent of Operating Expenses, 54 per cent of Purchased Feedstocks and Transportation, and 64 per cent of Research and Business Development Expense of the Corporation's financial statement amounts as at and for the year ended December 31, 2006.

In our opinion, management's assessment that the Corporation maintained effective internal control over financial reporting as at December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the COSO. Furthermore, in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the COSO.


/s/ PricewaterhouseCoopers LLP
-----------------------------------
PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Calgary, Alberta
February 22, 2007

WESTERN OIL SANDS INC.

Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005
(in thousands of dollars)

WESTERN OIL SANDS INC.
Consolidated Balance Sheets

----------------------------------------------------------------------------------

December 31 ($ THOUSANDS)                                         2006        2005
----------------------------------------------------------------------------------
ASSETS

Current Assets
      Cash                                                       3,139       5,590
      Accounts Receivable                                      110,039      87,398
      Inventory (NOTE 4)                                        21,761      21,083
      Prepaid Expense                                           12,443       9,355
      Current Portion of Risk Management (NOTE 18)               7,601          --
                                                             ---------------------
                                                               154,983     123,426
                                                             ---------------------
Property, Plant and Equipment (NOTE 5)                       1,606,966   1,352,605
Risk Management (NOTE 18)                                       18,707      98,426
Deferred Charges (NOTE 6)                                       13,503      16,063
                                                             ---------------------
                                                             1,639,176   1,467,094
                                                             ---------------------

                                                             1,794,159   1,590,520
                                                             =====================

LIABILITIES

Current Liabilities
      Accounts Payable and Accrued Liabilities                 158,501     101,303
      Current Portion of Lease Obligations (NOTE 8 )             1,958       3,396
      Current Portion of Option Premium Liability (NOTE 9)      24,966          --
                                                             ---------------------
                                                               185,425     104,699
                                                             ---------------------

Long-term Liabilities
      Long-term Debt (NOTE 7)                                  601,385     565,655
      Lease Obligations (NOTE 8)                                57,480      55,809
      Option Premium Liability (NOTE 9)                         64,309      85,416
      Asset Retirement Obligation (NOTE 10)                     20,773       9,094
      Future Income Taxes (NOTE 12)                             73,113      56,445
                                                             ---------------------
                                                               817,060     772,419
                                                             ---------------------
                                                             1,002,485     877,118
                                                             ---------------------

SHAREHOLDERS' EQUITY

Share Capital (NOTE 13)                                        554,233     548,747
Contributed Surplus (NOTE 14)                                   12,890       3,474
Retained Earnings                                              224,551     161,181
                                                             ---------------------
                                                               791,674     713,402
                                                             ---------------------

                                                             1,794,159   1,590,520
                                                             =====================

Commitments and Contingencies (NOTE 19)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APPROVED BY THE BOARD OF DIRECTORS


/s/ Robert G. Puchniak                                    /s/ Randall Oliphant
----------------------                                    --------------------
ROBERT G. PUCHNIAK                                            RANDALL OLIPHANT
Director                                                              Director

WESTERN OIL SANDS INC.
Consolidated Statements of Operations and Retained Earnings

-------------------------------------------------------------------------------

Year ended December 31
($ THOUSANDS, EXCEPT AMOUNTS PER SHARE)                        2006        2005
-------------------------------------------------------------------------------

REVENUES (NOTE 18)                                          983,560     910,330
LESS PURCHASED FEEDSTOCKS AND TRANSPORTATION               (353,522)   (318,934)
                                                           ---------------------
                                                            630,038     591,396
                                                           ---------------------

EXPENSES
      Royalties                                               4,064       4,005
      Operating                                             286,325     250,389
      Research and Business Development                      34,863      10,657
      General and Administrative (NOTE 15)                   28,456      14,491
      Insurance                                              11,497       7,995
      Interest (NOTE 11)                                     50,017      58,165
      Accretion on Asset Retirement Obligation (NOTE 10)      1,256         562
      Depreciation, Depletion and Amortization (NOTE 5)      61,560      50,738
                                                           ---------------------
                                                            478,038     397,002
                                                           ---------------------
EARNINGS BEFORE OTHER INCOME (EXPENSE) AND INCOME TAXES     152,000     194,394
OTHER INCOME (EXPENSE)
      Foreign Exchange Gain                                      49      15,561
      Risk Management Gain (Loss) (NOTE 18)                 (72,118)     13,450
                                                           ---------------------
EARNINGS BEFORE INCOME TAXES                                 79,931     223,405
Income Tax Expense (NOTE 12)                                 16,561      73,956
                                                           ---------------------

NET EARNINGS                                                 63,370     149,449

Retained Earnings at Beginning of Year                      161,181      11,732
                                                           ---------------------

RETAINED EARNINGS AT END OF YEAR                            224,551     161,181
                                                           =====================

NET EARNINGS PER SHARE (NOTE 13)
        Basic                                                  0.39        0.93
        Diluted                                                0.39        0.92
                                                           ---------------------


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WESTERN OIL SANDS INC.
Consolidated Statements of Cash Flows

-------------------------------------------------------------------------------------

Year ended December 31 ($ THOUSANDS)                                 2006        2005
-------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)

CASH FROM OPERATING ACTIVITIES
      Net Earnings                                                 63,370     149,449
Non-cash Items:
      Stock-based Compensation (NOTE 15)                           12,083       3,149
      Accretion on Asset Retirement Obligations (NOTE 10)           1,256         562
      Depreciation, Depletion and Amortization (NOTE 5)            61,560      50,738
      Interest Expense on Option Premium Liability (NOTE 9)         3,801       1,278
      Unrealized (Gain) Loss on Risk Management (NOTE 18)          72,118     (13,450)
      Unrealized Foreign Exchange Gain (NOTE 7 AND NOTE 9)           (212)    (17,803)
      Future Income Tax Expense (NOTE 12)                          16,668      70,956
Cash Items:
      Cash Settlement of Asset Retirement Obligation (NOTE 10)        (91)        (52)
      Cash Settlement of Performance Share Unit Plan (NOTE 14)     (2,104)       (596)
                                                                  -------------------
                                                                  228,449     244,231
Increase in Non-cash Working Capital (NOTE 20)                    (59,436)    (32,489)
                                                                  -------------------

                                                                  169,013     211,742
                                                                  -------------------

CASH FROM (USED IN) FINANCING ACTIVITIES
      Issue of Share Capital (NOTE 13)                              4,923       2,724
      Issuance (Repayment) of Long-term Debt, Net                  36,000    (175,000)
      Deferred Charges                                                 --        (216)
      Repayment of Obligations Under Capital Lease                 (1,341)     (1,340)
                                                                  -------------------

                                                                   39,582    (173,832)
                                                                  -------------------

CASH INVESTED
      Capital Expenditures                                       (301,273)    (69,350)
      Insurance Proceeds (NOTE 19)                                     --      22,517
      Decrease in Non-cash Working Capital (NOTE 20)               90,227      10,798
                                                                  -------------------

                                                                 (211,046)    (36,035)
                                                                  -------------------

INCREASE (DECREASE) IN CASH                                        (2,451)      1,875

CASH AT BEGINNING OF YEAR                                           5,590       3,715
                                                                  -------------------

CASH AT END OF YEAR                                                 3,139       5,590
                                                                  ===================

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


1     BUSINESS OF THE CORPORATION

      Western Oil Sands Inc. (the "Corporation") was incorporated on June 18, 1999 under the laws of the Province of Alberta. The Corporation holds an undivided 20 per cent working interest in the Athabasca Oil Sands Project ("AOSP") located in the Athabasca region of northeastern Alberta. Shell Canada Limited and Chevron Canada Limited hold the remaining 60 per cent and 20 per cent interests, respectively. The AOSP consists of direct or indirect participation in the design, construction and operation of mining, extracting, transporting and upgrading of oil sands deposits. The Corporation is also pursuing initiatives primarily related to in-situ oil sands and technology development and downstream integration opportunities regarding the processing of production from both mineable and in-situ oil sands deposits. WesternZagros Limited ("WesternZagros"), a wholly-owned subsidiary of the Corporation, is pursuing conventional oil and gas opportunities in the Federal Region of Kurdistan in northern Iraq.

2     SUMMARY OF ACCOUNTING POLICIES

      a)   PRINCIPLES OF CONSOLIDATION

           The Consolidated Financial Statements include the accounts of the Corporation and its wholly-owned subsidiary corporations and limited partnership. The Corporation's oil sands and certain in-situ activities are conducted jointly with others. These financial statements reflect only the Corporation's proportionate interest in such activities.

      b)   USE OF ESTIMATES

           The preparation of the Consolidated Financial Statements in conformity with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from these estimated amounts as future confirming events occur. Significant estimates used in the preparation of the Consolidated Financial Statements include, but are not limited to, the estimates of crude oil reserves, recovery of exploration costs capitalized in accordance with full cost accounting, risk management asset or liability, asset retirement obligations, income taxes, royalties, stock-based compensation and employee future benefits.

      c)   FOREIGN CURRENCY TRANSLATION

           Accounts in foreign currencies and operations in foreign countries that are integrated are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the end of the period. Non-monetary assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the transaction dates. Revenues and expenses are translated into Canadian dollars at the monthly average exchange rates. Provisions for depreciation, depletion and amortization are translated at the same rate as the related items. The resulting exchange gains or losses are included in the Consolidated Statements of Operations and Retained Earnings.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      d)   CASH

           Cash presented in the Consolidated Financial Statements is comprised of cash and cash equivalents and includes short-term investments with a maturity of three months or less when purchased.

      e)   INVENTORY

           Product Inventories and Parts, Supplies and Other Inventories are valued at the lower of cost, at average cost basis, and net realizable value. Product Inventory costs include direct and indirect expenditures incurred in bringing an item or product to its existing condition. Parts, Supplies and Other Inventory costs represent the store stock held at the Mine and Upgrader.

      f)   PROPERTY, PLANT AND EQUIPMENT

           Property, plant and equipment ("PP&E") assets are recorded at cost less accumulated provisions for depreciation, depletion and amortization. Prior to the commencement of commercial operations, interest costs of debt attributable to major development projects, administrative overhead, operating costs and revenues are capitalized.

           The Corporation engages in research and development activities to develop or improve processes and techniques to extract oil from oil sands deposits. Research involves planned investigation with the goal of attaining new knowledge. Development involves translating that knowledge into a new technology or process. Research costs are expensed as incurred. Development costs are capitalized once technical feasibility is established and if the Corporation intends to proceed with development. These costs are capitalized in PP&E until the commencement of commercial operations or production. Otherwise, development costs are expensed as incurred. Development costs include pre-operating revenues and costs.

           OIL SANDS MINING

           Capitalized costs include costs specifically related to the acquisition, exploration, development and construction of the AOSP and other projects, including asset retirement obligations. Development costs to expand capacity of existing mines are also capitalized. Costs relating to a turnaround are expensed as incurred. Oil Sands Mining assets are reviewed for impairment annually or whenever events or conditions indicate that their net carrying amount may not be recoverable from estimated future cash flows. If an impairment is determined, the assets are written down to the fair value.

           Depletion on oil sands mining properties is provided over the life of proved and probable reserves on a unit of production basis, commencing when the facilities are substantially complete and after commercial production has begun.

           CONVENTIONAL CRUDE OIL AND IN-SITU OIL SANDS

           The Corporation accounts for its crude oil and in-situ properties and equipment in accordance with the Canadian Institute of Chartered Accountants' guideline on full cost accounting in the oil and gas industry. Under this method, all costs associated with the acquisition of, exploration for and the development of crude oil and in-situ reserves, including asset retirement obligations are capitalized and accumulated within cost centres on a country-by-country basis. Such costs include land acquisition, geological and geophysical activity, drilling and testing of productive and non-productive wells, carrying costs directly related

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


           to   unproved    properties,    major   development   projects   and
           administrative costs directly related to exploration and development activities.

           Once the Corporation commences commercial production from the cost centres, capitalized costs accumulated within each cost centre are depleted on the unit-of-production method based on the estimated proved reserves of that country using estimated future prices and costs. Proceeds from the disposal of properties are normally deducted from the full cost pool without recognition of a gain or loss unless that deduction would result in a change to the depletion rate by 20 per cent or more, in which case, a gain or loss is recorded.

           In determining the depletion base, the Corporation includes estimated future costs to be incurred in developing proved reserves and excludes the cost of unproved properties and major development projects. Costs of major development projects and costs of acquiring and evaluating significant unproved properties are excluded, on a cost centre basis, from costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties, or impairment has occurred. To date, no depletion related to the Corporation's conventional crude oil and in-situ properties has been recorded as commercial operations have not commenced.

           The Corporation reviews the carrying amount of its conventional crude oil in-situ properties relative to their recoverable amount (the "ceiling test") for each cost centre at each annual balance sheet date, or more frequently if circumstances or events indicate impairment has occurred. The recoverable amount is calculated as the sum of:

           o the undiscounted cash flow from proved reserves using expected future prices and costs;

           o     the cost of unproved properties; and

           o     the costs of major development projects less impairment.

           If the carrying amount of the properties exceeds their recoverable amount, an impairment loss is recognized in depletion equal to the amount by which the carrying amount of the properties exceeds their fair value. Fair value is calculated as the sum of:

           o the cash flows from proved and probable reserves using expected future prices and costs, discounted at a risk-free interest rate; and

           o the cost, less impairment, of unproved reserves and major development projects that do not have probable reserves attributable to them.

           CORPORATE

           Corporate PP&E assets are depreciated on a straight-line basis over their useful lives ranging from three to five years.

      g)   DEFERRED CHARGES

           Deferred charges primarily include debt financing costs incurred in establishing the Corporation's various debt facilities. Deferred charges are amortized over the life of the related debt facilities.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      h)   DERIVATIVE FINANCIAL INSTRUMENTS

           The Corporation utilizes financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and commodity prices. These derivative financial instruments are not used for speculative purposes. The Corporation has policies and procedures in place with respect to the required documentation and approvals for the use of financial instruments and specifically ties their use, in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated. Where applicable, the Corporation identifies relationships between financial instruments and anticipated transactions as well as its risk management objectives and the strategy for undertaking the economic hedge transaction. The Corporation assesses, both at inception and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.

           The fair  values  of these  financial  instruments  are  based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity. The Corporation considers all of these financial instruments to be effective economic hedges. However, certain of the Corporation's financial instruments do not qualify or have not been designated as hedges for accounting purposes in accordance with Accounting Guideline 13.

           In accordance with Emerging Issues Committee Abstract 128 ("EIC-128") "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments", financial instruments that do not qualify as hedges or have not been designated as hedges are recorded using the mark-to-market method of accounting, whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or a liability with changes in fair value recognized in net earnings. Financial instruments that do qualify as hedges under Accounting Guideline 13 and are designated as hedges are not recognized on the Consolidated Balance Sheet and gains and losses on the hedge are deferred and recognized in revenues in the period the hedge sale transaction occurs.

      i)   ASSET RETIREMENT OBLIGATION

           The Corporation, in association with its 20 per cent working interest in the AOSP and its conventional crude oil and in-situ initiatives, recognizes an asset and a liability for asset retirement obligations in the period in which they are incurred by estimating the fair value of the obligation. The fair value is determined by the Corporation by first estimating the expected timing and amount of cash flows, using third-party costs, that will be required for future dismantlement and site restoration, and then calculating the present value of these future expenditures using a credit-adjusted risk-free rate appropriate for the Corporation. Any change in timing or amount of the cash flows subsequent to initial recognition results in a change in the asset and liability. The Corporation recognizes, over the estimated life of the asset and liability, depletion on the asset and accretion on the liability. Actual expenditures incurred are charged against the accumulated obligation.

      j)   STOCK-BASED COMPENSATION PLANS

           The Corporation maintains stock option, performance share unit and deferred stock unit plans as described in note 15.

           For the Corporation's stock option plan, compensation expense is recorded in the Consolidated Statements of Operations as general and administrative expense with a corresponding increase in Contributed Surplus in the Consolidated Balance Sheets for all common share options granted to employees and non-employee directors on or after January 1, 2003. The expense is based on the fair values of the options at the time of grant and is recognized in the Consolidated Statements of Operations over the requisite service period of the respective options on a straight-line basis. Fair values are

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


           determined, at the grant date, using the Black-Scholes option-pricing model. For common share options granted prior to January 1, 2003 ("pre-2003 options"), compensation expense is not recognized in the Consolidated Statement of Operations. The Corporation continues to disclose the pro forma earnings impact of related stock-based compensation expense for pre-2003 options. Consideration paid to the Corporation on exercise of options is credited to Share Capital and, if related to any stock options that were granted subsequent to January 1, 2003, an amount equal to the compensation expense recognized to that date is reclassified from Contributed Surplus to Share Capital.

           The Performance Share Unit Plan ("PSUP") is accounted for under the fair value method. The compensation expense is based on the fair values of the award at the time of grant and is recognized in the Consolidated Statements of Operations as general and administrative expense with a corresponding amount recognized in Contributed Surplus in the Consolidated Balance Sheets, using the graded vesting method for the respective grants. Fair values are determined, at the grant date, using a Monte-Carlo Simulation pricing model.

           The Deferred Share Unit Plan ("DSUP") is accounted for on a mark-to-market basis whereby a liability and compensation expense are recorded for each period based on the number of Deferred Share Units ("DSUs") outstanding and the current market price of the Corporation's shares.

           The Corporation, as an owner in the AOSP, shares in any related costs associated with the AOSP's stock-based compensation plans. The AOSP's plans involve Stock Appreciation Rights (SARs) which may require settlement with cash payments. During the vesting period, compensation expense is recorded in the Consolidated Statements of Operations as operating expense over the requisite service period on a straight-line basis and is recognized at period end date using the Black-Scholes option-pricing model. The Corporation's share of the change in value of the SARs is recognized in operating expense in the year the change occurs.

      k)   REVENUE RECOGNITION

           The revenue associated with the sale of crude oil products is recorded when title and other significant risks and rewards of ownership are passed to the customer and delivery has occurred. Crude oil products produced and sold by the Corporation below or above our working interest share results in production underliftings and overliftings. Overliftings are recorded as liabilities and underliftings are recorded as assets.

      l)   INCOME TAXES

           The Corporation follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized based on the estimated tax effects of temporary differences in the carrying value of assets and liabilities in the Consolidated Financial Statements and their respective tax bases, using income tax rates substantively enacted on the Consolidated Balance Sheet date. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in earnings in the period the change occurs.

      m)   NET EARNINGS PER SHARE

           Basic net earnings per share are calculated by dividing the net earnings available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings per share reflect the potential dilution that would occur if stock options were exercised. The Corporation uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


           proceeds received from the exercise of in-the-money stock options are used to repurchase common shares at the average market price for the period.

      n)   EMPLOYEE FUTURE BENEFITS

           The Corporation has a defined contribution pension plan for its direct employees and, as a result of the 20 per cent ownership in the AOSP, has a defined benefit pension plan for employees of the AOSP. For the defined contribution pension plan, the expense is recognized as payments are made or entitlements are earned.

           For the defined benefit pension plan, the costs are determined using the projected benefit method prorated on length of service and reflects the AOSP's best estimate of expected plan investment performance, salary escalation, retirement ages of employees, withdrawal rates and mortality rates. The expected return on plan assets is based on the fair value of those assets and the obligation is discounted using a market interest rate at the beginning of the year based on high quality corporate debt instruments. Pension expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments and the excess of the net actuarial gain or loss over ten per cent of the greater of the benefits obligation and the fair value of plan assets. The amortization period is over the expected average remaining service lifetime of employees covered by the plans.

      o)   COMPARATIVE AMOUNTS

           Certain comparative amounts have been reclassified to conform to the current year's presentation.

3     CHANGES IN ACCOUNTING POLICIES

      a) STOCK-BASED COMPENSATION FOR EMPLOYEES ELIGIBLE TO RETIRE BEFORE THE VESTING DATE

           For the year ending December 31, 2006, the Corporation retroactively adopted Emerging Issues Committee Abstract 162 ("EIC-162"). EIC-162 requires the Corporation to recognize stock-based compensation expense for awards granted to employees eligible for retirement under stock-based compensation plans that contain provisions that allow an employee to continue vesting in an award in accordance with the stated vesting terms after the employee has retired. Accordingly, stock-based compensation expense of $3.6 million has been included in general and administrative expense, representing the additional compensation expense recognized for employees eligible for retirement during the vesting period. There is no impact to the Consolidated Financial Statements as at December 31, 2005 as no such retirement provisions existed during this period. The Corporation's stock option and PSU plans did not include retirement provisions until 2006 when the plans were amended to include retirement provisions.

      b)   NON-MONETARY TRANSACTIONS

           On January 1, 2006, the Corporation prospectively adopted CICA Handbook Section 3831, "Non-Monetary Transactions" which replaces
           Section 3830, "Non-Monetary Transactions". Section 3831 establishes standards for the measurement and disclosure of non-monetary transactions. Section 3830 prescribes that exchanges of non-monetary transactions should be measured based on the fair value of the assets exchanged, while providing an exception for non-monetary exchanges in transactions which do not result in the culmination of the earnings process. Section 3831 eliminates this exception provided in Section 3830 and replaces it with an exception for exchanges of non-monetary assets that do not have commercial substance. A transaction has commercial substance when the entity's

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


           future cash flows are expected to change significantly as a result of the transaction. There is no impact on the Consolidated Financial Statements as the Corporation does not have exchanges of non-monetary transactions after January 1, 2006 within the scope of
           Section 3831.

      c)   IMPLICIT VARIABLE INTERESTS UNDER ACG-15

           On January 1, 2006, the Corporation adopted Emerging Issues Committee Abstract 157 ("EIC-157"). EIC-157 requires that a reporting enterprise consider whether it holds an implicit variable interest in the Variable Interest Entity ("VIE") or potential VIE. The determination of whether an implicit variable interest exists should also be based on whether the reporting enterprise may absorb variability on the VIE or potential VIE. The Corporation has entered into operating leases, as described in note 19(a), with a VIE. These operating leases as structured do not meet the criteria for consolidation by the Corporation and therefore, the adoption of this accounting policy had no impact on the Corporation's Consolidated Financial Statements.

      d)   CONDITIONAL ASSET RETIREMENT OBLIGATIONS

           On January 1, 2006, the Corporation retroactively adopted Emerging Issues Committee Abstract 159 ("EIC-159"). EIC-159 clarifies that the term "conditional asset retirement obligation" as used in CICA 3110, "Asset Retirement Obligations" refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. EIC-159 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated; an entity to apply expected present value technique if certain conditions exist indicating sufficient information to reasonably estimate conditional asset retirement obligation; and that a liability should be recognized initially in the period in which sufficient information becomes available to estimate a conditional asset retirement obligations fair value. There is no impact on the Consolidated Financial Statements of the Corporation from the retroactive adoption of EIC-159.

4     INVENTORY

                                                          2006           2005
      -------------------------------------------------------------------------

      Product Inventory                                  9,938         11,262
      Parts, Supplies and Other                         11,823          9,821
      -------------------------------------------------------------------------

                                                        21,761         21,083
      =========================================================================

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


5     PROPERTY, PLANT AND EQUIPMENT

      2006                                      Cost   Accum. DD&A*          Net
      --------------------------------------------------------------------------

      Athabasca Oil Sands Project
            Producing Assets               1,414,560      (155,226)    1,259,334
            Capital Leases                    52,705        (5,914)       46,791
            Asset Retirement Obligation       18,246        (1,145)       17,101
            Expansion                        225,599            --       225,599
      --------------------------------------------------------------------------
                                           1,711,110      (162,285)    1,548,825
      In-Situ Projects                        25,842            --        25,842
      Kurdistan Exploration Project           23,954            --        23,954
      Corporate                               15,726        (7,381)        8,345
      --------------------------------------------------------------------------

                                           1,776,632      (169,666)    1,606,966
      ==========================================================================


      2005                                      Cost   Accum. DD&A*          Net
      --------------------------------------------------------------------------

      Athabasca Oil Sands Project
            Producing Assets               1,342,704      (104,437)    1,238,267
            Capital Leases                    52,705        (4,294)       48,411
            Asset Retirement Obligation        7,732          (573)        7,159
            Expansion                         38,235            --        38,235
      --------------------------------------------------------------------------
                                           1,441,376      (109,304)    1,332,072
      In-Situ Projects                           797            --           797
      Kurdistan Exploration Project            8,962            --         8,962
      Corporate                               12,136        (1,362)       10,774
      --------------------------------------------------------------------------

                                           1,463,271      (110,666)    1,352,605
      ==========================================================================

      * ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION

      Costs currently not subject to depreciation, depletion and amortization include $225.6 million relating to the AOSP (2005 - $38.2 million). In 2005, $5.7 million relating to Corporate was not subject to depreciation, depletion and amortization as the projects associated with these costs were not substantially complete and there was no commercial production associated with these projects.

      All costs included in the Kurdistan Exploration Project and the In-Situ Projects are excluded from depletion as they represent costs related to properties incurred in cost centres that are considered to be in the pre-production stage. Currently, there are no proved reserves in these cost centres. All costs, net of any associated revenues, in these cost centres have been capitalized. During the year ended December 31, 2006, the Corporation capitalized $2.8 million (2005 - nil) in interest costs relating to the expansion of the AOSP.

      During the year ended December 31, 2006, assets included in AOSP Producing Assets and Corporate with a carrying value of $9.4 million and $5.6 million, respectively, were determined to be impaired. The capital projects associated with these assets have been cancelled and,

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      consequently, the assets have no future economic benefit. Accordingly, the Corporation has determined the carrying value of these projects to be nil and has recognized, in Depreciation, Depletion and Amortization, an impairment of $15 million.

6     DEFERRED CHARGES

                                                               2006       2005
      --------------------------------------------------------------------------

      Deferred Charges                                       28,712     28,712
      Less: Amortization                                    (15,209)   (12,649)
      --------------------------------------------------------------------------

                                                             13,503     16,063
      ==========================================================================


7     LONG-TERM DEBT

                                                               2006       2005
      --------------------------------------------------------------------------

      US$450 million Senior Secured Notes            (a)    524,385    524,655
      Revolving Credit Facility                      (b)     77,000     41,000
      --------------------------------------------------------------------------

                                                            601,385    565,655
      ==========================================================================

      a) The Senior Secured Notes (the "Notes") bear interest at 8.375 per cent and have a maturity of May 1, 2012. The Notes provide the holders with security over all the assets of the Corporation, subordinated to the $340 million Revolving Credit Facility ("Revolving Credit Facility") described in note 7(b), until the Corporation achieves an investment grade corporate credit rating, at which time the Senior Secured Notes become unsecured.

           The Senior Secured Notes are recorded in Canadian dollars at the exchange rate in effect at the balance sheet date. An unrealized foreign exchange gain totalling $0.3 million was recognized for the year ended December 31, 2006 (2005 - $17 million) as a result of changes in the foreign exchange rate between the US and Canadian dollars. As at December 31, 2006, a total of $184.5 million of unrealized foreign exchange gains were recognized since the inception of the Notes, approximately $92 million of which has been capitalized as the unrealized gains occurred prior to commercial operations.

      b) The Revolving Credit Facility bears interest at the lenders' prime lending rate, the bankers' acceptance rate or the LIBOR rate plus applicable margins ranging from nil to 225 basis points. The Revolving Credit Facility provides the banks with security over all of the assets of the Corporation, with the exception of certain intercompany notes and note guarantees in connection with the Notes detailed in note 7(a), and have certain financial covenants, including a limit on the amount available for drawdown. At December 31, 2006, the limit available for drawdown was $340 million (2005 - $299 million), of which $77 million (2005 - $41 million) had been drawn and $9.6 million (2005 - $8.9 million) had been issued in letters of credit. The Revolving Credit Facility contains a three year revolving maturity, extendible annually at the lending institutions' discretion.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


9     LEASE OBLIGATIONS

                                                             2006         2005
      -------------------------------------------------------------------------

      Obligations Under Capital Lease               (a)    48,928       50,266
      Operating Lease Guarantee Obligation          (b)    10,510        8,939
      -------------------------------------------------------------------------
                                                           59,438       59,205
      Less: Current Portion                                 1,958        3,396
      -------------------------------------------------------------------------

                                                           57,480       55,809
      =========================================================================

      a) The capital lease obligation relates to the Corporation's share of capital costs for the hydrogen-manufacturing unit within the AOSP. Repayment of the principal obligation was $1.3 million in 2006 and is scheduled to remain at that level until fully repaid.

      b) Under the Mobile Equipment Lease, described in note 19(a), the Corporation is committed to pay its 20 per cent share of an amount equal to 85 per cent of the original cost of the equipment to the lessor at the end of the terms of the lease. Accordingly, the Corporation recognizes, as a liability, a portion of this future payment as it relates to the service life of the equipment that has passed. For the year ended December 31, 2006, the Corporation paid $1.1 million (2005 - $2.3 million) in regards to this obligation.

9     OPTION PREMIUM LIABILITY

      The Corporation deferred payment and receipt of the premiums associated with the options described in note 18(a)(i) until the settlement of the option contracts between 2007 and 2009. The total net undiscounted premiums payable by the Corporation are US$21.9 million for 2007, US$32.4 million for 2008 and US$27.8 million for 2009. On the dates that the option contracts were entered, a net liability was recognized on the Consolidated Balance Sheet at the estimated present value of the net premiums payable. Subsequent to the inception dates of the option contracts, interest expense is recognized, with a corresponding increase to the liability, at annual rates ranging from 4.25 per cent to 4.50 per cent. For the year ended December 31, 2006, $3.8 million of interest expense was recognized (2005 - $1.3 million).

      The option premium liability is denominated in US dollars and is translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange loss arising on the option premium liability for the year ended December 31, 2006 was $0.1 million (2005 - $0.8 million unrealized foreign exchange gain).

      The following table reconciles the change in the net option premium liability:

                                                               2006        2005
      --------------------------------------------------------------------------

      Option Premium Liability at Beginning of Year          85,416          --
      Net Premiums                                               --      84,976
      Interest Expense                                        3,801       1,278
      Unrealized Foreign Exchange (Gain) Loss                    58        (838)
      --------------------------------------------------------------------------
      Option Premium Liability at End of Year                89,275      85,416
      Less: Current Portion                                  24,966          --
      --------------------------------------------------------------------------

                                                             64,309      85,416
      ==========================================================================

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


10    ASSET RETIREMENT OBLIGATION

      The Corporation, in association with its 20 per cent working interest in the AOSP, is responsible for its share of future dismantlement costs and site restoration costs in the mining, extracting and upgrading activities. The Corporation's share of the total undiscounted amount of estimated cash flows required to settle the obligations at December 31, 2006 was approximately $85.1 million (2005 - $39.2 million). The increase in the total undiscounted cash flows during the year was the result of an anticipated increase to inflation associated with the Fort McMurray area, increasing future reclamation costs for land disturbed prior to 2006 and the costs associated with reclaiming land disturbed during 2006.

      The obligations will be settled on an ongoing basis over the useful lives of the operating assets, which may extend up to approximately 30 years in the future with the majority to be settled at the end of this time period. In determining the fair value of the Asset Retirement Obligation, the estimated cash flows have been discounted using credit-adjusted risk-free rates between 6 per cent and 7 per cent. Considering the increased anticipated inflation and changes in the anticipated timing of certain reclamation activities, the Corporation has revised the asset retirement obligation liability by $10.3 million. In addition, the AOSP's Upgrader has retirement obligations for which fair value cannot be reasonably determined because the asset currently has an indeterminate life. The asset retirement obligation for these assets will be recorded in the first period in which the lives of the assets are determinable. The following table presents the reconciliation of the Asset Retirement Obligation from the beginning of each respective period until the end of that period:

                                                                2006      2005
      -------------------------------------------------------------------------

      Asset Retirement Obligations at Beginning of Year        9,094     8,191
      Liabilities Incurred                                       259       393
      Liabilities Settled                                        (91)      (52)
      Accretion on Asset Retirement Obligation                 1,256       562
      Revision of Estimates                                   10,255        --
      -------------------------------------------------------------------------

      Asset Retirement Obligations at End of Year             20,773     9,094
      =========================================================================

      The Corporation currently does not have asset retirement obligations associated with In-Situ Projects or the Kurdistan Exploration Project as these projects are in the early stages of development.

11    INTEREST EXPENSE

                                                                2006      2005
      -------------------------------------------------------------------------

      Interest on Long-term Debt                              46,190    54,325
      Interest on Obligations Under Capital Lease              2,823     2,562
      Interest on Option Premium Liability                     3,799     1,278
      -------------------------------------------------------------------------
      Total Financing Charges                                 52,812    58,165
      Less: Capitalized Interest for AOSP Expansion            2,795        --
      -------------------------------------------------------------------------

      Interest Expense                                        50,017    58,165
      =========================================================================

      Cash interest paid for the year ended December 31, 2006 was $49.3 million (2005 - $57.4 million). Cash interest received for the year ended December 31, 2006 was $0.3 million (2005 - $0.2 million).

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


12    INCOME TAXES

                                                               2006       2005
      -------------------------------------------------------------------------

      Large Corporations (Recovery) Tax                        (107)     3,000
      Future Income Tax  Expense                             16,668     70,956
      -------------------------------------------------------------------------

      Income Tax Expense                                     16,561     73,956
      =========================================================================

      Cash taxes paid during the year ended December 31, 2006 were $0.8 million (2005 - $2.5 million).

      At December 31, the future income tax liability consists of:

                                                               2006       2005
      -------------------------------------------------------------------------

      Future Income Tax Assets
                 Unrealized Loss on Risk Management          19,375         --
                 Net Losses Carried Forward                   2,908      4,707
                 Share Issue Costs                              510        973
                 Impairment of Long-lived Assets                686        796

      Future Income Tax Liabilities
                 Capital Assets in Excess of Tax Values     (79,824)   (39,924)
                 Unrealized Foreign Exchange Gain           (13,409)   (15,500)
                 Unrealized Gain on Risk Management              --     (4,374)
                 Debt Issue Costs                            (3,359)    (3,123)
      -------------------------------------------------------------------------

      Net Future Income Tax Liability                       (73,113)   (56,445)
      =========================================================================

      The following table reconciles income taxes calculated at the Canadian statutory rate of 34.5 per cent (2005 - 37.62 per cent) with actual income taxes:

                                                              2006        2005
      -------------------------------------------------------------------------

      Net Earnings Before Income Taxes                      79,931     223,405

      Income Tax Expense at Statutory Rate                  27,576      84,045
      Effect of Tax Rate Changes and Timing of Use         (13,877)       (267)
      Non-taxable Portion of Foreign Exchange Gain             (54)     (3,530)
      Non-deductible Expenses                                  326          --
      Resource Allowance                                      (236)    (10,792)
      Provision to Actual                                     (510)        642
      Stock-based Compensation                               3,443         858
      Large Corporations Tax                                  (107)      3,000
      -------------------------------------------------------------------------

      Income Tax  Expense                                   16,561      73,956
      =========================================================================

      At December 31, 2006, the Corporation had approximately $1.4 billion of tax pools available. Included in the tax pools are $9 million of non-capital tax loss carry forward balances as estimated at December 31, 2006, with expiry dates ranging from 2007 to 2014, the benefit of which has been recognized in the accounts.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


13    SHARE CAPITAL

      a)   AUTHORIZED

           The Corporation is authorized to issue an unlimited number of Class A shares ("Common Shares"), an unlimited number of non-voting Convertible Class B Equity Shares ("Class B Shares"), an unlimited number of non-voting Class C Preferred Shares and an unlimited number of Class D Preferred Shares, issuable in series.

           The Common Shares are without nominal or par value.

      b)   SHARE SPLIT

           The Corporation's shareholders approved a subdivision or share split of its issued and outstanding Common Shares on a three-for-one basis at the Corporation's Annual and Special Meeting held on May 11, 2005. All Common Share and per Common Share amounts have been restated to retroactively reflect the share split.

      c)   ISSUED AND OUTSTANDING

                                                                        NUMBER OF
                                                                           SHARES        AMOUNT
           -------------------------------------------------------------------------------------
           COMMON SHARES
           Balance at December 31, 2004                               159,836,286       545,699
           Issued on Exercise of Employee Stock Options                   681,755         2,724
           Exercise of Stock Options Previously Recognized                     --           324
           -------------------------------------------------------------------------------------
           Balance at December 31, 2005                               160,518,041       548,747
           Issued on Exercise of Employee Stock Options                   860,358         4,923
           Exercise of Stock Options Previously Recognized                     --           563
           -------------------------------------------------------------------------------------

           Balance at December 31, 2006                               161,378,399       554,233
           =====================================================================================

      d)   NET EARNINGS PER SHARE

           The following table summarizes the Common Shares used in calculating
           Net Earnings per Common Share:

                                                                              2006          2005
           --------------------------------------------------------------------------------------

           Weighted Average Common Shares Outstanding - Basic          160,991,406   160,169,887
           Effect of Stock Options                                       2,163,883     2,739,179
           --------------------------------------------------------------------------------------

           Weighted Average Common Shares Outstanding - Diluted        163,155,289   162,909,066
           ======================================================================================

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


14    CONTRIBUTED SURPLUS

      The following table presents the reconciliation of Contributed Surplus for the year ended December 31:

                                                                                            2006              2005
      -------------------------------------------------------------------------------------------------------------
      Contributed Surplus Beginning of Period                                              3,474             1,245
      Stock-based Compensation Expense                                                    12,083             3,149
      Cash Settlement of Performance Share Unit Plan                                      (2,104)             (596)
      Exercise of Stock Options Previously Recognized                                       (563)             (324)
      -------------------------------------------------------------------------------------------------------------

      Contributed Surplus End of Period                                                   12,890             3,474
      =============================================================================================================

15    STOCK-BASED COMPENSATION

      The number of Common Share options outstanding reflects the share split of the Corporation's Common Shares as described in note 13(b).

      a)   STOCK OPTION PLAN

           The Corporation has established a Stock Option Plan for the issuance of options to purchase Common Shares to directors, officers and employees of the Corporation and its subsidiaries. Options granted under the Stock Option Plan generally vest on an annual basis over four years. The stock options expire five years from each vesting date.

                                                                          2006                                2005
      -------------------------------------------------------------------------------------------------------------
                                                                      Weighted                            Weighted
                                                                       Average                             Average
                                                    Number of   Exercise Price         Number of    Exercise Price
                                                      Options                $           Options                 $
      -------------------------------------------------------------------------------------------------------------
      Outstanding at Beginning of Year              3,527,932             8.72         3,766,938              6.51
      Granted                                         966,540            30.59           443,670             20.23
      Exercised                                      (860,358)            3.10          (681,755)             4.00
      Forfeited                                          (850)           33.62              (921)             9.07
      -------------------------------------------------------------------------------------------------------------

      Outstanding at End of Year                    3,633,264            15.79         3,527,932              8.72
      =============================================================================================================

      Options Exercisable at End of Year            2,234,308             8.06         2,212,647              6.24
      =============================================================================================================

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


           The following table summarizes Stock Options outstanding and exercisable under the Stock Option Plan at December 31, 2006:

                                                       Options Outstanding                   Options Exercisable
      -----------------------------------------------------------------------------------------------------------
                                                  Weighted        Weighted                              Weighted
                                                   Average         Average                               Average
                                  Number of      Remaining  Exercise Price           Number of    Exercise Price
        Exercise Price              Options    Life (Years)              $             Options                 $
      -----------------------------------------------------------------------------------------------------------
        $2.83 - $10.00            1,985,075           3.17            7.11           1,967,575              7.09
        $10.01 - $20.00             592,499           5.58           15.83             244,233             14.19
        $20.01 - $30.00             222,000           6.76           26.44              22,500             26.18
        $30.01 - $35.40             833,690           6.68           33.60                  --                --
      -----------------------------------------------------------------------------------------------------------

                                  3,633,264           4.59           15.79           2,234,308              8.06
      ===========================================================================================================

           The number of Common Shares reserved for issuance under the Stock Option Plan was 5,796,187 at December 31, 2006 (2005 - 6,656,545).

           The weighted average grant-date fair value of the 966,540 options granted during 2006 was $15.14 using the Black-Scholes option pricing model. During 2005, 443,670 options were granted at a weighted average fair value of $8.22. The following table sets out the assumptions used in applying the Black-Scholes model:

                                                                                        2006               2005
           -----------------------------------------------------------------------------------------------------
           Risk Free Interest Rate                                               3.95 - 4.49%       3.72 - 4.06%
           Expected Life (In Years)                                                    4 -  6                  6
           Expected Volatility                                                      33 -  43%           26 - 44%
           Dividend Per Share                                                              --                 --
           =====================================================================================================

      b)   PERFORMANCE SHARE UNIT PLAN

           The  Corporation  has  established  a  Performance  Share  Unit Plan
           ("PSUP") for issuance of awards to directors, officers, employees and consultants of the Corporation and its subsidiaries. Awards under PSUP will be in the form of performance share units ("PSU"), with each PSU entitling the holder to receive one Common Share of the Corporation for no additional consideration and subject to certain restrictions. Each PSU award will vest at a rate of one third of the PSUs awarded thereunder annually over a three-year period, conditional on the Corporation achieving an acceptable total shareholder return against a peer group. If total shareholder return at a particular vesting date is in the bottom 25 per cent of the peer group, none of the PSUs otherwise eligible to vest with respect to such PSU will vest. If total shareholder return at a particular vesting date is in the top 25 per cent of the peer group, 150 per cent of the PSUs eligible to vest on such date will vest. If total shareholder return at a particular vesting date is in the middle 50 per cent of the peer group, all of the PSUs eligible to vest on such date will vest.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


           The following table presents the reconciliation of the number of PSUs for the year ended December 31:

                                                              2006        2005
           --------------------------------------------------------------------

           Outstanding at Beginning of Year                160,128      99,291
           Granted                                         149,530     113,880
           Vested                                          (63,969)    (33,093)
           Forfeited                                        (8,019)    (19,950)
           --------------------------------------------------------------------

           Outstanding at End of Year                      237,670     160,128
           ====================================================================

           During the year ended  December 31, 2006,  the  Corporation  settled
           63,969 PSUs for cash through the purchase and distribution of its shares to holders of the PSUs of $2.1 million. During 2005, the Corporation settled 33,093 PSUs for cash through the purchase and distribution of its shares to holders of the PSUs of $0.6 million.

           The weighted average grant-date fair value of the 149,530 PSUs granted during 2006 was $32.96 using the Monte-Carlo Simulation pricing model (2005 - 113,880 PSUs at $21.71).

      c)   DEFERRED SHARE UNIT PLAN

           In October 2005, the Corporation initiated a Deferred Share Unit Plan ("DSUP"), whereby directors, officers and employees of the Corporation can elect to receive all or a portion of their annual cash compensation in the form of Deferred Stock Units ("DSU"). Under the DSUP, notional share units are issued for the elected amount which is based on the then current market price of the Corporation's common shares. Upon ceasing directorship, termination of employment or retirement, the units are settled in cash or common shares of the Corporation as determined by the Corporation. Final DSU redemption amounts are subject to change, depending on the Corporation's share price at the time of exercise. Accordingly, the Corporation revalues the DSUs on each reporting date with any changes in value recorded as an adjustment to compensation expense in the period. For the year ended December 31, 2006, $0.6 million in compensation expense relating to the DSUs was recorded (2005 - $0.1 million) in General and Administrative Expenses and no DSUs were redeemed for cash or shares of the Corporation. The Corporation had 19,852 DSUs outstanding at December 31, 2006 (2005 - 2,261).

      d)   AOSP STOCK APPRECIATION RIGHTS PLANS

           The AOSP implemented two stock-based compensation plans in 2004 that awarded Stock Appreciation Rights (SARs) to certain employees. Accordingly, the Corporation, as a 20 per cent owner in the AOSP, shares in the costs of these SARs. Under the first plan, SARs were granted to employees of the AOSP that entitle the holders to a cash payment once exercised, if the composite value of the weighted-average stock price of certain AOSP owners' shares at the time of exercise exceeds the issue price of the SARs. The SARs vest evenly over three years and expire ten years after grant.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


           The following table presents the reconciliation, at the AOSP level, of the number of SARs under the first plan for the year ended December 31:

                                                              2006        2005
           --------------------------------------------------------------------

           Outstanding at Beginning of Year                251,280     153,210
           Granted                                         157,760     163,110
           Exercised                                       (41,390)         --
           Forfeited                                            --     (65,040)
           --------------------------------------------------------------------

           Outstanding at End of Year                      367,650     251,280
           ====================================================================

           Under the second plan, SARs were granted to employees of the AOSP that entitle the holders to a cash payment at the end of a three-year period if the composite value of the weighted-average stock price of certain AOSP owners' shares at the time of exercise exceeds the issue price of the SARs and if certain performance measures are met.

           The following table presents the reconciliation, at the AOSP level, of the number of SARs under the second plan for the year ended December 31:

                                                              2006        2005
           --------------------------------------------------------------------

           Outstanding at Beginning of Year                135,300      79,950
           Granted                                          91,100      79,950
           Exercised                                            --          --
           Forfeited                                       (33,840)    (24,600)
           --------------------------------------------------------------------

           Outstanding at End of Year                      192,560     135,300
           ====================================================================

           For the year ended December 31, 2006, $0.8 million in compensation expense was recorded in operating expense for these two plans (2005
           - $0.7 million).

      e)   STOCK-BASED COMPENSATION

           For the year ended December 31, 2006, the Corporation recognized $12.1 million (2005 - $3.1 million) in compensation expense related to stock-based compensation issued subsequent to January 1, 2003. This is the portion of stock-based compensation that is related to 2006 services rendered and is comprised of $7.8 million (2005 - $1.4 million) in respect to the Corporation's stock option plan and $4.3 million (2005 - $1.7 million) in respect to the Corporation's Performance Share Unit Plan.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


           No compensation expense has been recognized for stock options granted before January 1, 2003, in accordance with note 2(j). Had compensation expense been determined based on the fair value method for awards made after December 31, 2001, but before January 1, 2003, the Corporation's net earnings attributable to common shareholders and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                                              2006         2005
           --------------------------------------------------------------------

           Net  Earnings - As reported                      63,370      149,449
           Less: Compensation Expense                          133          891
           --------------------------------------------------------------------

           Net Earnings - Pro Forma                         63,237      148,558
           ====================================================================

           Basic Earnings Per Share
                 As Reported                                  0.39         0.93
                 Pro Forma                                    0.39         0.93

           Diluted Earnings Per Share
                 As Reported                                  0.39         0.92
                 Pro Forma                                    0.39         0.91
           ====================================================================

16    SHAREHOLDERS' RIGHTS PLAN

      The Corporation has a shareholders' rights plan (the "Plan"). Under the Plan, one right will be issued with each Common Share issued. The rights remain attached to the Common Share and are not exercisable or separable unless one or more of certain specified events occur. If a person or group acting in concert acquires 20 per cent or more of the Common Shares of the Corporation, the rights will entitle the holders thereof (other than the acquiring person or group) to purchase Common Shares of the Corporation at a 50 per cent discount from the then market price. The rights are not triggered by a "Permitted Bid", as defined in the Plan.

17    EMPLOYEE FUTURE BENEFITS

      The Corporation has a defined contribution pension plan for its direct employees and as a result of the 20 per cent ownership in the AOSP, has a defined benefit pension plan for employees of the AOSP. All of the information pertaining to the defined benefit pension plan in this note represents the Corporation's 20 per cent ownership in the AOSP. The Corporation uses its fiscal year-end as the measurement date for both of these pension plans.

      a)   DEFINED CONTRIBUTION PENSION PLAN

           For the year ended December 31, 2006, the total expense recognized for the Corporation's defined contribution pension plan was $0.5 million (2005 - $0.3 million).

      b)   DEFINED BENEFIT PENSION PLAN

           For the year ended December 31, 2006, the total expense recognized for the Corporation's 20 per cent ownership interest in the AOSP's defined benefit pension plan was $1.3 million (2005 - $0.8 million). As at December 31, 2006, the Corporation's share of the funded status of the defined benefit pension plan was in a deficit position of $0.5 million (2005 - $0.7 million deficit). Additional

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


           information for the Corporation's 20 per cent ownership interest in the AOSP's defined benefit pension plan is as follows:

                                                                         2006      2005
           -----------------------------------------------------------------------------
           Accrued Benefit Obligation, Beginning of Year                3,478     1,860
                 Current Service Cost                                   1,268       821
                 Interest Cost                                            240       161
                 Actuarial (Gain) Loss                                   (395)      821
                 Plan Amendments                                           --      (115)
                 Benefits Paid                                            (95)      (70)
           -----------------------------------------------------------------------------

           Accrued Benefit Obligation, End of Year                      4,496     3,478
           =============================================================================

           Fair Value of Plan Assets,  Beginning of Year                2,730     1,866
                 Employer Contributions                                   931       810
                 Actual Return on Plan Assets                             418       124
                 Benefits Paid                                            (95)      (70)
           -----------------------------------------------------------------------------

           Fair Value of Plan Assets, End of Year                       3,984     2,730
           =============================================================================

           Funded Status - Plan Deficit                                  (512)     (747)
           Unamortized Past Service Costs                                (106)     (115)
           Unamortized Net Actuarial Loss                                 493     1,145
           Unamortized Transitional Asset                                 (10)      (11)
           -----------------------------------------------------------------------------

           Accrued Benefit Asset (Liability)                             (135)      272
           =============================================================================

           Components of Net Periodic Pension Cost
                 Current Service Cost                                   1,268       821
                 Interest Cost                                            240       161
                 Actual Return on Plan Assets                            (418)     (124)
                 Actuarial (Gain) Loss on Accrued Benefit Obligation     (395)      821
           -----------------------------------------------------------------------------

           Costs Arising in the Period                                    695     1,679

           Differences in Costs Arising and Costs
                 Recognized in the Period in Respect of:
                      Return on Plan Assets                               196       (32)
                      Actuarial Gain (Loss)                               456      (812)
                      Transitional Asset                                  (10)       (1)
           -----------------------------------------------------------------------------

           Net Periodic Pension Cost Recognized                         1,337       834
           =============================================================================

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


           The significant actuarial assumptions used to determine the periodic expense and accrued benefit obligations are as follows:

                                                                   2006    2005
           ---------------------------------------------------------------------

           Discount Rate - Expense                                5.10%    6.10%
           Discount Rate - Year-end Disclosure                    5.40%    5.10%
           Expected Long-term Rate of Return on Plan Assets       7.00%    7.00%
           Rate of Compensation Increase                          4.25%    4.25%
           =====================================================================

           The investment strategy for the defined benefit pension plan assets is to utilize a diversified mix of global public and private equity portfolios, together with public and private fixed income portfolios, to earn long-term investment returns that enable the plan to meet its obligations. Active management strategies are utilized within the plan in an effort to realize investment returns in excess of market indices. The weighted-average asset allocation for our defined benefit pension plan at December 31, 2006 was as follows:

                                                             ACTUAL     Target
           --------------------------------------------------------------------

           Domestic Equities                                    31%        33%
           Foreign Equities                                     29%        25%
           Fixed Income Securities                              36%        37%
           Money Market                                          4%         5%
           --------------------------------------------------------------------

                                                               100%       100%
           ====================================================================

18    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

      The Corporation's financial instruments that are included in the Consolidated Balance Sheets are comprised of cash and cash equivalents, accounts receivable, risk management activities, accounts payable and accrued liabilities, option premium liability and long-term borrowings.

      a)   COMMODITY PRICE RISK

           The Corporation has entered into various commodity pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in US dollars, thereby providing greater certainty of future cash flow from the sale of the Corporation's synthetic crude oil products. This risk management strategy is intended to protect the Corporation's base and future capital programs and ensure the funding of debt obligations. Certain of these commodity pricing agreements are accounted for as hedges, as they qualify for hedge accounting under Accounting Guideline 13 and were designated as hedges, while other commodity pricing agreements are accounted for under fair value accounting as they did not qualify or have not been designated as hedges for accounting purposes.

           (i) Fair Value Accounting

           During 2005, the Corporation purchased put options at strike prices ranging from US$50.00 to US$55.00 per barrel, averaging US$52.42 per barrel for the three year period beginning January 1, 2007. The premiums for the purchased put options were partially offset through the sale of call options at strike prices ranging from US$90.00 to US$95.00 per barrel, averaging US$92.41 per barrel for the three-year period beginning January 1, 2007, resulting in a net

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


           premium liability. Payment of the net premium liability is deferred until the settlement of the option contracts between 2007 and 2009. As at December 31, 2006, the Corporation had the following put and call options outstanding:

                                                      2007       2008       2009
           ---------------------------------------------------------------------
           Barrels Per Day
                 Put Options Purchased              20,000     20,000     20,000
                 Call Options Sold                  10,000     15,000     15,000

           US$ Per Barrel
                 Average Put Strike Price         US$52.50   US$54.25   US$50.50
                 Average Call Strike Price        US$92.50   US$94.25   US$90.50
           ---------------------------------------------------------------------

           The fair value of the option contracts was recognized on the Consolidated Balance Sheet on the dates they were entered into. During the year ended December 31, 2006, the Corporation recognized an unrealized loss of $72.1 million on the Risk Management Asset, marking it to the fair value at the end of the period (2005 - $13.5 million unrealized gain). The following table reconciles the movement in the fair value of these option contracts that have not been designated as hedges:

                                                                2006       2005
           ---------------------------------------------------------------------

           Risk Management Asset at Beginning of Year         98,426         --
           Net Premium                                            --     84,976
           Unrealized Gain (Loss) on Risk Management Asset   (72,118)    13,450
           ---------------------------------------------------------------------
           Risk Management Asset at End of Year               26,308     98,426
           Less: Current Portion                               7,601         --
           ---------------------------------------------------------------------

                                                              18,707     98,426
           =====================================================================

           (ii)  Hedge Accounting

           As at December 31, 2006, there were no crude oil swap positions in place. For the year ended December 31, 2005, the Corporation's revenues were reduced by $110.4 million from crude oil price hedging losses.

      b)   CREDIT RISK

           A significant portion of the Corporation's accounts receivable is with customers in the oil and gas industry, and is subject to normal industry credit risks. The Corporation manages this risk through management review of credit ratings and potential exposure to individual counterparties on a regular basis. Where appropriate, the Corporation ensures that netting arrangements and, where required, letters of credit are in place to minimize the impact in the event of customer default.

           The counterparties of all of the Corporation's put and call options are major financial institutions in Canada and the United States, all with investment grade credit ratings, thereby partially mitigating the credit risk associated with these financial instruments.

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      c)   INTEREST RATE RISK

           At December 31, 2006, the increase or decrease in net earnings for each one per cent change in the interest rates on floating debt amounts to $1.3 million (2005 - $0.4 million).

      d)   FOREIGN CURRENCY RISK

           Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Corporation's operating and financial results. The Corporation has transactions in foreign currencies, and has US dollar denominated Risk Management Assets, Senior Secured Notes and Option Premium Liabilities, as described in note 18(a), note 7(a) and note 9, respectively.

      e)   FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

           The fair values of financial instruments that are included in the Consolidated Balance Sheets, other than long-term borrowings, approximate their carrying amount due to the relatively short period to maturity of these instruments or have interest rates that approximate their fair value.

           The estimated fair values of long-term borrowings have been determined based upon market prices at December 31 for other similar liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Corporation at year-end.

                                                                2006                               2005
      --------------------------------------------------------------------------------------------------

                                         Balance Sheet                      Balance Sheet
                                                Amount    Fair Value               Amount    Fair Value
      --------------------------------------------------------------------------------------------------
      Floating Rate Debt
            Revolving Credit                    77,000        77,000               41,000        41,000
            Lease Obligation                    57,480        57,480               59,205        59,205
      Fixed Rate Debt
            US Senior Secured Notes            524,385       584,034              524,655       591,549
      --------------------------------------------------------------------------------------------------

      Long-term Borrowings                     658,865       718,514              624,860       691,754
      ==================================================================================================

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


19    COMMITMENTS AND CONTINGENCIES

      a)   COMMITMENTS

      The following table summarizes the Corporation's operating commitments at December 31, 2006:

                                        2007     2008     2009     2010     2011  Thereafter      Total
      -------------------------------------------------------------------------------------------------
      Feedstocks (1)                 106,352   29,159   10,453   10,393   10,333     58,727     225,417
      Pipelines and Utilities (1)     33,300   35,417   43,384   43,195   43,152    558,641     757,089
      Mobile Equipment
      Lease (2)                        5,242   12,322   19,852    8,625       --         --      46,041
      Exploration Work
      Commitments (3)                  8,728      500       --       --       --         --       9,228
      -------------------------------------------------------------------------------------------------
                                     153,622   77,398   73,689   62,213   53,485    617,368   1,037,775
      =================================================================================================

      (1) The Corporation and the other owners of the AOSP have entered into long-term third party agreements to purchase certain feedstocks on a take-or-pay basis. This commitment has been measured based on December 31, 2006 market prices. In addition, the Corporation and the other owners of the AOSP have executed long-term third party agreements to provide for pipeline transportation of bitumen and upgraded products, electrical and thermal energy, production and supply of hydrogen and transportation of natural gas. Under the terms of certain of these agreements, the Corporation is committed to pay for these utilities and services on a long-term basis, regardless of the extent that such services and utilities are actually used. If due to project delay, suspension, shutdown or other reason, the Corporation fails to meet its commitment under these agreements, the Corporation may incur substantial costs and may, in some circumstances, be obligated to purchase the facilities constructed by the third parties for a purchase price in excess of the fair market value of the facilities.

      (2) The Corporation and the other owners of the AOSP have entered into long-term operating lease obligations for certain equipment related to the AOSP. The term of the lease obligations is between three and seven years. A guarantee has been provided to the lessor in order to secure attractive leasing terms and is payable when the equipment is returned to the lessor. At December 31, 2006, the Corporation's share of the maximum payable under the guarantee was $33.9 million. However, any proceeds received from the sale of the equipment would be used to offset the payment required under the guarantee. At December 31, 2006, the Corporation's share of committed lease payments amounted to $46 million. The estimate of lease interest obligations, excluding any committed payments, is $4.7 million for 2007, $4.5 million for 2008, $2.4 million for 2009 and $0.4 million for 2010.

      (3) Included in Exploration Work Commitments are amounts committed by the Corporation relating to the Corporation's operated in-situ project and Kurdistan Exploration Project, as well as an in-situ project operated by one of the other owners of the AOSP.

           The Corporation, through WesternZagros, negotiated the initial form of an Exploration and Production Sharing Agreement ("EPSA") with the Kurdistan Regional Government ("KRG") subject to finalization of key terms and ratification by the KRG to comply with expected federal petroleum legislation. The EPSA provides for the exploration of conventional oil and gas in the Federal Region of Kurdistan in northern Iraq. WesternZagros continues to work towards ratification

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


           of  an  EPSA  with  the  KRG  which  is   expected  to  include  the
           finalization   of  terms   including   its  contract  area  and  the
           corresponding work program commitments.

      In the fourth quarter of 2006, the Corporation and the other AOSP Owners formally sanctioned Expansion 1 of the AOSP. The budget for Expansion 1 is $2.2 billion with $207.7 million incurred to date net to the Corporation.

      The Corporation has future commitments related to its Option Premium Liability as described in note 9.

      b)   CONTINGENCIES

     (i)   INSURANCE CLAIMS

           At the end of 2006, the Corporation had one claim outstanding, namely, the $200 million claim pursuant to the Corporation's cost overrun and project delay claim, commonly referred to as Section IV and two settled claims, Section I and III, however, a portion of these settled claims continue to be outstanding. In the second quarter of 2005, the AOSP was successful in settlement proceedings with the named insurers on Section III, a loss of profits claim stemming from the fire at the Muskeg River Mine ("Mine") on January 6, 2003, in the amount of $220 million ($44 million net to the Corporation). To date, the Corporation has received $19.4 million of its share of this settlement amount as certain insurers on Section III are also named insurers on Section IV, and they have withheld insurance proceeds payable to the Corporation. In 2003 and 2004, the Corporation received $16.1 million in respect to the coverage provided under Section I, a physical property damage claim stemming from the above mentioned fire at the Mine. However, certain insurers that were involved in the Section IV claim again withheld their portion of the Section I claim totalling $19.4 million. The
           Corporation anticipates that it will receive the outstanding settlement amount from both Section I and Section III of $19.4 million and $24.6 million, respectively, in the event that it is successful in the Section IV arbitration proceedings.

           Arbitration proceedings under the terms of Section IV of the Corporation's cost overrun and project delay insurance policy continue with formal hearings expected to commence during 2007. A judgment is expected subsequent to this process, although the Corporation makes no representations as to the timing or results of this arbitration. In preparation of the arbitration process, several examinations for discovery have been conducted with key individuals over the last several months. In order to preserve the Corporation's rights regarding this policy, the Corporation has filed a Statement of Claim for the full limit of the policy, namely $200 million, and the Corporation will also be seeking interest and punitive and aggravated damages.

           During the year ended December 31, 2005, the Corporation received $3.1 million in respect of an errors and omission insurance settlement that was negotiated by the AOSP. This errors and omission insurance policy related to initial construction and as such these proceeds have been applied against the cost of the AOSP. The related settlements of both the Section I, Section III and the errors and omission insurance policy have been credited to capital, as these claims relate to costs that were capitalized as part of the construction of the AOSP, or to costs that were capitalized in association with repairing the assets damaged by the fire or those capitalized prior to the commercial operations.

           No amounts, other than those collected at December 31, 2006, have been recognized in these statements relating to insurance policies nor will an amount be recognized until the proceeds are received.

     (ii)  FLOW-THROUGH SHARES

           In connection with the issuance of flow-through shares in 2001 and 2002, the Corporation renounced Canadian exploration expenses in the aggregate amount of $29.2 million and $19.5 million, respectively. Under the subscription agreements for such flow-through shares, the Corporation has agreed to indemnify subscribers for an amount equal

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


           to the tax payable by the subscribers if such renunciations are reduced under the INCOME TAX ACT (Canada). Discussions between the AOSP and the Canada Revenue Agency are ongoing with respect to the proper characterizations of certain expenditures included in the Canadian exploration expenses in those years. If the Canada Revenue Agency successfully asserts a change in the characterization of these expenditures, any resulting reduction in the renunciations could impact the Corporation's obligations under the indemnity provisions in these subscription agreements.

     (iii) OTHER

           The Corporation, in association with its 20 per cent ownership of the AOSP, is a joint defendant and plaintiff in a number of legal actions that arise in the normal course of business. The Corporation believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.


20    NET CHANGE IN NON-CASH WORKING CAPITAL

      Source/(Use)                                              2006       2005
      --------------------------------------------------------------------------

      OPERATING ACTIVITIES
            Accounts Receivable                              (22,641)   (24,834)
            Inventory                                           (678)    (6,897)
            Prepaid Expense                                   (3,088)    (3,584)
            Accounts Payable and Accrued Liabilities         (33,029)     2,826
      --------------------------------------------------------------------------

                                                             (59,436)   (32,489)
      ==========================================================================

      INVESTING ACTIVITIES
            Accounts Receivable                                   --         --
            Accounts Payable and Accrued liabilities          90,227     10,798
      --------------------------------------------------------------------------

                                                              30,791     10,798
      ==========================================================================

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


21    UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

      The Consolidated Financial Statements have been prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The application of accounting principles generally accepted in the United States ("US GAAP") would have the following measurement differences on the Consolidated Financial
      Statements:

      RECONCILIATION  OF NET  EARNINGS AND RETAINED  EARNINGS  (DEFICIT)  UNDER
      CANADIAN GAAP TO US GAAP

      Year Ended December 31                                       Notes       2006        2005
      ------------------------------------------------------------------------------------------
      Net Earnings - Canadian GAAP                                           63,370     149,449
            Impact of US GAAP
                 Revenue                                           vii           --      10,202
                 Depreciation, Depletion & Amortization            iv, v      5,679          23
                 Research and Business Development                 v           (959)    (34,503)
                 Deferred Income Tax                               iii       (5,657)      7,125
      ------------------------------------------------------------------------------------------
      Net Earnings - US GAAP                                                 62,433     132,296

      Retained Earnings (Deficit) at Beginning of Year - US GAAP            127,930      (4,366)
      ------------------------------------------------------------------------------------------

      Retained Earnings at End of Year - US GAAP                            190,363     127,930
      ==========================================================================================

      Net Earnings Per Share - US GAAP
            Basic                                                              0.39        0.83
            Diluted                                                            0.38        0.81
      ==========================================================================================


      CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

      Year Ended December 31                                       Notes       2006        2005
      ------------------------------------------------------------------------------------------

      Net Earnings - US GAAP                                                 62,433     132,296
      Pension Liability, Net of Deferred Income Tax                viii        (364)         --
      Change in Realized and Unrealized Losses                     ix            --      31,756
      ------------------------------------------------------------------------------------------

      Other Comprehensive Income                                             62,069     164,052
      ==========================================================================================

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      CONSOLIDATED STATEMENT OF CASH FLOWS - US GAAP

      Year Ended December 31                                     Notes             2006        2005
      ----------------------------------------------------------------------------------------------
      CASH PROVIDED BY (USED IN)

      Operating Activities - Canadian GAAP                                      169,013     211,742
            Research and Business Development Expense                v             (959)    (34,503)
      ----------------------------------------------------------------------------------------------
      Operating Activities - US GAAP                                            168,054     177,239
      ----------------------------------------------------------------------------------------------
      Financing Activities - Canadian and US GAAP                                39,582    (173,832)
      ----------------------------------------------------------------------------------------------

      Investing Activities - Canadian GAAP                                     (211,046)    (36,035)
            Research and Business Development Expense                v              959      34,503
      ----------------------------------------------------------------------------------------------
      Investing Activities - US GAAP                                           (210,087)     (1,532)
      ----------------------------------------------------------------------------------------------

      Increase (Decrease) in Cash                                                (2,451)      1,875
      ==============================================================================================

      CONSOLIDATED BALANCE SHEET

      As at December 31                                              2006                        2005
      ------------------------------------------------------------------------------------------------
                                         Notes   As Reported      US GAAP   As Reported       US GAAP
      ------------------------------------------------------------------------------------------------
      ASSETS
      Current Assets                                 154,983      154,983       123,426       123,426
      Property, Plant and Equipment           i    1,606,966    1,567,956     1,352,605     1,309,080
      Risk Management                                 18,707       18,707        98,426        98,426
      Deferred Charges                       iv       13,503       12,927        16,063        15,282
      ------------------------------------------------------------------------------------------------

                                                   1,794,159    1,754,573     1,590,520     1,546,214
      ================================================================================================

      LIABILITIES
      Current Liabilities                  viii      185,425      185,937       104,699       104,699
      Long-term Debt                                 601,385      601,385       565,655       565,655
      Lease Obligations                               57,480       57,480        55,809        55,809
      Option Premium Liability                        64,309       64,309        85,416        85,416
      Asset Retirement Obligations                    20,773       20,773         9,094         9,094
      Deferred Income Taxes                 iii       73,113       48,262        56,445        26,085
      ------------------------------------------------------------------------------------------------
                                                   1,002,485      978,146       877,118       846,758

      SHAREHOLDERS' EQUITY
      Share Capital                          vi      554,233      573,538       548,747       568,052
      Contributed Surplus                             12,890       12,890         3,474         3,474
      Retained Earnings                              224,551      190,363       161,181       127,930
      Accumulated Other Comprehensive
            Income                           ix           --         (364)           --            --
      ------------------------------------------------------------------------------------------------

                                                   1,794,159    1,754,573     1,590,520     1,546,214
      ================================================================================================

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      i)   PROPERTY, PLANT AND EQUIPMENT

      2006                                              Notes          Cost    Accum. DD&A*         Net
      --------------------------------------------------------------------------------------------------

      As Reported - Canadian GAAP                                 1,776,632       (169,666)   1,606,966
            Borrowing Costs and
                 The End of Pre-operating Period           iv         7,935        (2,618)        5,317
            Pre-feasibility                                 v       (49,931)        5,604       (44,327)
      --------------------------------------------------------------------------------------------------

      Property Plant and Equipment - US GAAP                      1,734,636       (166,680)   1,567,956
      ==================================================================================================

      2005
      --------------------------------------------------------------------------------------------------

      As Reported - Canadian GAAP                                 1,463,271       (110,666)   1,352,605
            Borrowing Costs and
                 The End of Pre-operating Period           iv         7,935         (2,488)       5,447
            Pre-feasibility                                 v       (48,972)            --      (48,972)
      --------------------------------------------------------------------------------------------------

      Property Plant and Equipment - US GAAP                      1,422,234       (113,154)   1,309,080
      ==================================================================================================

      * ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION

      ii)   STOCK-BASED COMPENSATION

      The Corporation accounts for its stock-based compensation plans under CICA 3870, under which no compensation expense was recognized in the Consolidated Financial Statements for stock options granted between January 1, 2002 and December 31, 2002. If compensation expense had been recorded in accordance with Statement of Financial Accounting Standard ("SFAS") No. 123R, the Corporation's net earnings (loss) and net earnings
      (loss) per share would approximate the following pro forma amounts:

      Year Ended December 31                                                         2006         2005
      -------------------------------------------------------------------------------------------------
      Net Earnings As Reported - US GAAP                                           62,433      132,296
      Less: Compensation Expense                                                      133          891
      -------------------------------------------------------------------------------------------------

      Net Earnings Pro Forma - US GAAP                                             62,300      131,405
      -------------------------------------------------------------------------------------------------

      Basic Earnings Per Share
            As Reported - US GAAP                                                    0.39         0.83
            Pro Forma                                                                0.39         0.82

      Diluted Earnings Per Share
            As Reported - US GAAP                                                    0.38         0.81
            Pro Forma                                                                0.38         0.81
      =================================================================================================

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      iii)   INCOME TAXES

      Under US GAAP, the net deferred income tax liability as at December 31 consists of:

      Year Ended December 31                                   2006       2005
      -------------------------------------------------------------------------

      Future Income Tax Assets
            Unrealized Loss on Risk Management               19,375         --
            Net Losses Carried Forward                        2,908      4,707
            Share Issue Costs                                   510        973
            Impairment of Long-lived Assets                     686        796
            Pension Liability                                   148         --
            Tax Values in Excess of Book Capital Assets          --      5,634

      Future Income Tax Liabilities
            Capital Assets in Excess of Tax Values          (41,953)        --
            Unrealized Foreign Exchange Gain                (26,745)   (30,961)
            Unrealized Gain on Risk Management                   --     (4,374)
            Debt Issue Costs                                 (3,191)    (2,860)
      -------------------------------------------------------------------------

      Net Future Income Liability - US GAAP                 (48,262)   (26,085)
      =========================================================================

      The following table reconciles income taxes calculated at the Canadian statutory rate of 34.50 per cent (2004 - 37.62 per cent) with actual income taxes:

      Year Ended December 31                                  2006        2005
      -------------------------------------------------------------------------

      Net Earnings Before Income Taxes - Canadian GAAP      79,931     223,405
      US GAAP Adjustments                                    4,720     (24,278)
      -------------------------------------------------------------------------

      Net Earnings Before Income Taxes - US GAAP            84,651     199,127
      -------------------------------------------------------------------------

      Expected Income Tax                                   29,205      74,912
      Effect of Tax Rate Changes  and Timing of Use         (9,849)      1,741
      Non-taxable Portion of Foreign Exchange Gain             (54)     (3,530)
      Non-deductible Expenses                                  326          --
      Resource Allowance                                      (236)    (10,792)
      Provision to Actual                                     (510)        642
      Stock-based Compensation                               3,443         858
      Large Corporations Tax (Recovery)                       (107)      3,000
      -------------------------------------------------------------------------

      Income Tax Expense - US GAAP                          22,218      66,831
      =========================================================================

      iv)  THE END OF PRE-OPERATING PERIOD AND BORROWING COSTS

      Under Canadian GAAP, the Corporation is deemed to have ended its pre-operating period upon commencement of commercial production, which occurred on June 1, 2003. Until that time, revenues, training and start-up costs, interest and foreign exchange gains associated with the AOSP during the pre-operating period were deferred and capitalized as

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      part of the AOSP. Under US GAAP, the Corporation is deemed to have ended its pre-operating period upon mechanical completion of the AOSP, which occurred on December 1, 2002, such that these pre-operating items are expensed thereafter. Consistent with the December 1, 2002 end of the pre-operating period, depreciation, depletion and amortization of the Corporation's Property, Plant and Equipment and Deferred Charges should have also commenced at that time under US GAAP.

      Under Canadian GAAP, during the pre-operating period, standby fees and foreign exchange gains or losses associated with borrowing facilities can be deferred. Under US GAAP, during the pre-operating period, these costs would be expensed as incurred.

      The  following   table   summarizes  the   cumulative   impact  of  these
      differences:

      Year Ended December 31                                                       2006       2005
      ---------------------------------------------------------------------------------------------
      Income Statement:
            Decrease Depreciation, Depletion and Amortization Expense                75         23
            Increase Deferred Income Tax Expense                                    (21)        (8)
      ---------------------------------------------------------------------------------------------

                                                                                     54         15
      =============================================================================================

      Balance Sheet:
      Assets:
            Increase Property, Plant and Equipment - Cost                         7,935      7,935
            Increase Property, Plant and Equipment - Accumulated Depreciation    (2,618)    (2,488)
            Increase Deferred Charges - Accumulated Depreciation                   (576)      (781)
      ---------------------------------------------------------------------------------------------

                                                                                  4,741      4,666
      ---------------------------------------------------------------------------------------------

      Total Liabilities and Shareholders' Equity:
            Decrease Deferred Income Tax Liability                              (18,764)   (18,785)
            Increase Retained Earnings                                           23,505     23,451
      ---------------------------------------------------------------------------------------------

                                                                                  4,741      4,666
      =============================================================================================

      v)    PRE-FEASIBILITY

      Under Canadian GAAP, costs associated with projects that have yet to be determined to be technically feasible can be capitalized as part of PP&E if certain criteria are met. Under US GAAP, costs associated with projects that have not yet been determined to be technically feasible must be expensed. During 2006, the Corporation had expenditures of $1 million (2005 - $34.5 million) relating to projects that have not yet been determined to be technically feasible. The effect of this difference is to increase Research and Business Development expense $1 million (2005
      - $34.5 million) and increase Deferred Income Tax expense by $0.3 million (2005 - $11.6 million). The cumulative effect of this difference is to reduce PP&E Cost by $49.9 million (2005 - $48.9 million), reduce the Deferred Future Income Tax Liability by $16.8 million (2005 - $16.5 million) and reduce Retained Earnings by $33.1 million (2005 - $32.4 million).

      During 2006 the Corporation, for Canadian reporting purposes, determined that certain costs previously capitalized were impaired and accordingly included in Depreciation, Depletion and Amortization are impairment of $5.6 million. These costs had been previously expensed for US reporting purposes as they relate to projects that had not been determined to be

(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      technically feasible. The effect of this difference is to reduce Depreciation, Depletion and Amortization expense by $5.6 million and increase Deferred Income Tax expense by $1.6 million. The cumulative effect of this difference is to reduce PP&E Accumulated Depreciation by $5.6 million, increase Deferred Income Tax Liability by $1.6 million and increase Retained Earnings by $4 million.

      vi)   FLOW-THROUGH SHARES

      Under Canadian GAAP, flow-through shares are recorded at their face value within share capital. When the expenditures are renounced and the tax deductions transferred to the shareholders, future income tax liabilities will increase and the share capital will be reduced. Under US GAAP, when the shares are issued the proceeds are allocated between the offering of the shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares (given no other differences between the securities). A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance. At December 31, 2002, the Corporation had recognized all renouncements of the tax deductions to the investors. The effect of this difference is to increase share capital by $19.3 million and increase deferred income tax expense by $19.3 million.

      vii)   CRUDE OIL SWAPS

      Under Canadian GAAP, the crude oil swaps qualify for hedge accounting and the payments or receipts on these contracts are recognized in earnings concurrently with the hedged transaction and changes in the fair values of the contracts are not reflected in the Consolidated Financial Statements. US GAAP requires that all derivative financial instruments be recorded on the balance sheet as either assets or liabilities at their fair values and that changes in the derivative's fair value be recorded in other comprehensive income, with any ineffective portion of the hedge recorded in earnings for the period. Under US GAAP the derivative financial instruments described in note 18(a)(i) as hedges would be recognized as a liability. The effect of this difference in 2005 was to increase Revenue by $10.2 million, to increase Deferred Income Tax expense by $3.8 million and to decrease the Opening Deficit by $6.4 million as previously determined under US GAAP.

      viii) DEFINED BENEFIT PENSION

      FASB issued Statement of Financial Accounting No 158 Employer's Accounting for Defined Benefit Pension and Other Post-retirement Plans in September 2006. Statement 158 requires public companies to fully recognize, on a prospective basis, an asset or liability for the over-funded or under-funded status of their benefit plans in their consolidated financial statements. The pension asset or liability equals the difference between the fair value of the plan's assets and its benefit obligation. The Corporation as a result of the 20 per cent ownership in the AOSP, has a defined benefit pension plan for employees of the AOSP as described in note 17(b). As at December 31, 2006, the Corporation's share of the under-funded pension liability was $0.5 million. The effect of this difference is to increase Current Liabilities by $0.5 million, decrease the Deferred Income Tax Liability by $0.1 million and decrease Other Comprehensive Income by $0.4 million.

      ix)   OTHER COMPREHENSIVE INCOME

      Comprehensive income is measured in accordance with SFAS 130 "Reporting Comprehensive Income". This Standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. At December 31, 2006, the Corporation has a balance of $0.4 million as Other Comprehensive Income representing the

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(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      after tax balance of the Corporation's 20 per cent share of under funded pension liability which has been recognized by the Corporation adopting FAS 158. The Corporation had other comprehensive income arising due to unrealized losses on derivative financial instruments designated as hedge transactions for year ended 2005 (2005 -$31.8 million gain net of tax).

22.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

      CANADIAN

      FINANCIAL INSTRUMENTS

      The CICA issued Section 3855, "Financial Instruments - Recognition and Measurement", which prescribes when a financial instrument is to be recognized on the balance sheet and at what amount - sometimes using fair value, other times using cost-based measures. This Section also specifies how financial instrument gains and losses are to be presented. A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. These may include loans and notes receivable and payable, investments in debt and equity securities and derivative contracts such as forwards, swaps and options. Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the requirement to expense or use of the effective interest rate method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. The Corporation will adopt this Section on January 1, 2007. The Corporation does not expect there to be any material impact to the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

      HEDGES

      The CICA issued Section 3865, "Hedges", which replaces the guidance formerly in Section 1650, "Foreign Currency Translation" and Accounting Guideline 13, "Hedging Relationships" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Retroactive application is not permitted. Earlier adoption is permitted only as at the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this Section on January 1, 2007. The
      Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

      FINANCIAL INSTRUMENTS - DISCLOSURES AND PRESENTATIONS

      The CICA issued Section 3862, "Financial Instruments - Disclosures", which modifies the disclosure requirements of Section 3861, "Financial Instruments - Disclosures and Presentation" and Section 3863, "Financial Instruments - Presentations", which carries forward unchanged the presentation requirements for financial instruments of Section 3861.
      Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity's financial position and its performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Early adoption is permitted at the same time an entity adopts other standards relating to the accounting for financial instruments. The Corporation plans to adopt this Section on January 1, 2007. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

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
(TABULAR AMOUNTS IN $ THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


      COMPREHENSIVE INCOME

      The CICA issued Section 1530, "Comprehensive Income", which established new standards for reporting the display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during the period except those resulting from investments by owners and distributions to owners. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Earlier adoption is permitted only as at the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this Section on January 1, 2007. Financial statements for prior periods are required to be restated for certain comprehensive income items, which at this time are not applicable to the Corporation. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

      EQUITY

      The CICA issued Section 3251, "Equity", which replaces Section 3250, "Surplus". It establishes standards for the presentation of equity and changes in equity during a reporting period. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Earlier adoption is permitted only as at the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this Section on January 1, 2007. Financial statements of prior periods are required to be restated for specific items which are not applicable to the Corporation at this time. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

      ACCOUNTING CHANGES

      The CICA issued Section 1506, "Accounting Changes", which replaces former
      Section 1506. The Section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007. The Corporation plans to adopt this Section on January 1, 2007. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

      DETERMINING THE VARIABILITY TO BE CONSIDERED IN APPLYING ACG-15

      The Emerging Issues Committee issued Abstract 163, "Determining the Variability to be Considered in Applying AcG-15", which addresses how an enterprise should determine the variability to be considered in applying AcG-15, "Consolidation of Variable Interest Entities". This Abstract applies to all entities (including newly created entities) with which that enterprise first becomes involved, and to all entities previously required to be analyzed under AcG-15 when a reconsideration event has occurred pursuant to paragraph 11 of AcG-15, beginning the first day of the interim or annual reporting period beginning on or after January 1, 2007. Retrospective application to the date of the initial application of AcG-15, is permitted but not required. The Corporation plans to adopt this Section on January 1, 2007. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

      CAPITAL DISCLOSURES

      The CICA issued Section 1535, "Capital Disclosures", which establishes new standards for disclosing information about an entity's capital and how it is managed. It requires the disclosure of information about an entity's objectives, policies and processes for managing capital. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Corporation plans to adopt this Section on January 1, 2008 for the Consolidated Financial Statements.

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

      UNITED STATES

      ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

      In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109." This interpretation requires that an entity recognize in the financial statements, the impact of a tax position, if that position is more likely than not to be sustained on examination by the taxing authorities, based on technical merits of the position. Tax benefits resulting from such a position should be measured as the amount that is more likely than not on a cumulative basis to be sustained on examination. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes and accounting in interim periods. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to the January 1, 2007 opening retained earnings. The
      Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard.

      FAIR VALUE MEASUREMENT

      FASB issued statement of Financial Accounting No. 157 Fair Value Measurement, this statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Early adoption is permitted. The standard provides enhanced guidance for using fair value to measure assets and liabilities, the information used to measure fair value, and the effect of fair value measurement on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. It does not expand the use of fair value in any new circumstances. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard.

      ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS

      On February 16, 2006, FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Instruments - an amendment of FASB Statement No. 133 and 140 (FAS 155), which allows an entity to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in fair value recognized in earnings. The fair value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments & Hedging Activities. This statement is effective for financial statements issued for fiscal years beginning after September 15, 2006. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption.

      ACCOUNTING FOR PURCHASES AND SALES OF INVENTORY WITH THE SAME COUNTERPARTY

      On September 15, 2005, the Emerging Issues Task Force (EITF) issued EITF No. 04-13 Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF issued EITF No. 04-13 requiring that the treatment of purchases and sales of inventory with the same counterparty be combined as one transaction for applying Opinion 29. This is effective for financial statements issued for fiscal years and interim periods beginning after March 15, 2006. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption.

      ACCOUNTING FOR TAXES COLLECTED AND REMITTED TO GOVERNMENT AUTHORITIES

      On June 28, 2006, the EITF issued No. 06-03 How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement. EITF issued EITF no 06-03 requiring that companies disclose in their policies whether taxes that are collected from customers and remitted to governmental authorities are included in the income statement on a net or gross basis, and require companies that present on a gross basis to disclose the amount of taxes included. This is effective for financial statements issued for fiscal years beginning after December 15, 2006.


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